UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Bank of Tokyo-Mitsubishi UFJ Agrees Key Terms with The Royal Bank of Scotland Group for the Proposed Acquisition of Project Finance Assets

Tokyo, November 15, 2010 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (MUFG), and The Royal Bank of Scotland Group (RBS) announce today that they have reached agreement on key terms for the proposed acquisition by BTMU of a portfolio of project finance assets from RBS.

The portfolio to be acquired comprises loans worth approximately GBP 3.8 billion in aggregate and principally consists of natural resources, power and other infrastructure assets in EMEA (Europe, Middle-East and Africa).

The proposed acquisition, including the transfer of certain employees, will significantly strengthen BTMU’s project finance business in EMEA and will assist it in achieving its aim of becoming one of the leading project finance banks globally by positioning it better to take advantage of the significant growth opportunities it expects in the market.

Definitive agreement is expected to be reached and binding documentation signed before the end of 2010. The transaction will be subject to the receipt of required regulatory approvals and other consents.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950